UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VALERA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

91914F 10 0

(CUSIP Number)

Jeffrey Krauss
Psilos Group Partners II-S, L.P.
625 Avenue of the Americas
Fourth Floor,
New York, NY 10011
(212) 242 - 8844

With a copy to:

Gerard P. O’Connor
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
(617) 832-1259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 91914F 10 0	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey Krauss
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,169,202 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,169,202 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,169,202 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.31% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 91914F 10 0	13D	Page 3of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen Krupa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,169,202 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,169,202 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,169,202 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.31% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 91914F 10 0	13D	Page 4of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Albert Waxman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,169,202 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,169,202 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,169,202 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.31% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 91914F 10 0	13D	Page 5of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Psilos Group Partners II-S, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 6,169,202 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,169,202 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,169,202 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.31% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 91914F 10 0	13D	Page 6of 13 Pages

Item 1.  Security and Issuer

This joint statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Valera Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7 Clarke Drive, Cranbury, New Jersey 08512.

Item 2.  Identity and Background

This joint statement on Schedule 13D is being filed by Psilos Group Partners II-S, L.P (“Psilos”), as well as Jeffrey Krauss, Stephen Krupa, Albert Waxman, who are collectively referred to herein along with Psilos as the “Reporting Persons.” Each of Messrs. Krauss, Krupa and Waxman is a Managing Member of the General Partner of Psilos Group Partners II-S, L.P. By virtue of their positions, each of them shares Psilos’s power to vote and dispose of the shares of Common Stock held by Psilos.

This filing also refers to shares of Common Stock of the Issuer understood by the Reporting Persons to be held of record and/or beneficially by (a) Corporate Opportunities Fund, L.P. (“COF”), (b) Corporate Opportunities Fund (Institutional), L.P. (“COFI” and together with COF, the “COF Funds”), (c) SMM Corporate Management, L.L.C. (“COF GP”), (d) Life Sciences Opportunity Fund, L.P. (“LOF”), (e) Life Sciences Opportunity Fund (Institutional), L.P. (“LOFI” and together with LOF, the “LOF Funds”), (f) SMH Life Sciences Management, LLC (“LOF GP” and together with COF GP, the General Partners”), (g) SMH Hydro Med, LLC (“SMH Hydro Med”), (h) SMH Hydro Med II, LLC (“SMH Hydro Med II”), (i) SMH Valera, LLC (“SMH Valera” and together with the COF Funds, the LOF Funds, SMH Hydro Med, and SMH Hydro Med II, the “Funds”), (j) Sanders Morris Harris Inc. (“SMH”), and (k) James C. Gale (together with the Funds, the General Partners, and SMH, the “SMH Stockholders”). Information with respect to the identity and background of the SMH Stockholders is incorporated herein by reference to the information set forth under Item 2 of the Schedule 13D filed by such persons with the SEC on December 21, 2006, with respect to the Issuer (the “SMH Schedule 13D”), a copy of which is attached hereto as Exhibit 4.

Shares understood to be held of record and/or beneficially by the SMH Stockholders are referenced in this Schedule 13D because, by reason of the execution and delivery of the Voting Agreements referenced in Item 4 of the Schedule 13D, a group may be deemed to have been formed respecting the voting and/or disposition of 5% or more of the Common Stock of the Issuer. Each Reporting Person herein expressly disclaims beneficial ownership of any shares other than the 728,037 shares held of record by Psilos.

Information with respect to each of the Reporting Persons is as follows:

(1)	(a) Jeffrey Krauss

(b)  625 Avenue of the Americas, Fourth Floor, New York, NY 10011

(c)  Jeffrey Krauss is a Managing Member of Psilos Group Partners II-S, L.P.

(d) No

(e) No

(f) United States

CUSIP No. 91914F 10 0	13D	Page 7of 13 Pages

(2)	(a) Stephen Krupa

(b)  625 Avenue of the Americas, Fourth Floor, New York, NY 10011

(c)  Stephen Krupa is a Managing Member of Psilos Group Partners II-S, L.P.

(d) No

(e) No

(f) United States

(1)	(a) Albert Waxman

(b)  625 Avenue of the Americas, Fourth Floor, New York, NY 10011

(c)  Albert Waxman is a Managing Member of Psilos Group Partners II-S, L.P.

(d) No

(e) No

(f) United States

(2)	(a) Psilos Group Partners II-S, L.P.

(b)  625 Avenue of the Americas, Fourth Floor, New York, NY 10011

(c)  Psilos Group Partners II-S, L.P. is a Delaware limited partnership.

(d)  No

(e)  N/A

Item 3.       Source and Amount of Funds or Other Consideration

The Common Stock reported in this Schedule 13D and held of record by Psilos were acquired by Psilos using its own funds. None of the funds were borrowed.

As more fully described in Item 4 hereof, Psilos and certain affiliated funds of Sanders Morris Harris, Inc. (each a “Stockholder” and together, the “Stockholders”), who collectively hold of record and/or beneficially 6,169,202 shares of the Common Stock of the Issuer, have entered into Voting Agreements (as described in Item 4) with Indevus and Hayden Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Indevus (“Merger Sub”). Neither the performance of the Voting Agreements by the Reporting Persons, nor any beneficial ownership of Indevus in the shares subject thereto that may be deemed to arise from the Voting Agreements, is expected to require the expenditure of any funds.

CUSIP No. 91914F 10 0	13D	Page 8of 13 Pages

Each of the Reporting Persons entered into a Voting Agreement as an inducement for Indevus and Merger Sub to enter into the Merger Agreement (described in Item 4). For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. A copy of the Voting Agreement among Psilos, Indevus and Merger Sub is filed as Exhibit 3 hereto.

Information concerning the Shares held by the SMH Stockholder and the source and amount of funds or other consideration used by the SMH Stockholders in making purchase of Shares of the Issuer is incorporated herein by reference to the information set forth under Item 3 of the SMH Schedule 13D.

Item 4.       Purpose of Transaction

The Reporting Persons are filing this Schedule 13D because, as a result of certain matters reported under Item 6 below, they and others may be deemed to constitute a “group” under Rule 13d-5(b) for the purpose of voting Shares of the Issuer. See Item 6. Information concerning the SMH Stockholders’ purpose or purposes of the acquisition of Shares of the Issuer is incorporated herein by reference to Item 4 of the SMH Schedule 13D.

Merger Agreement

On December 11, 2006, Indevus, Merger Sub and Valera entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Indevus will acquire Valera. Under the terms and subject to the conditions set forth in the Merger Agreement, upon the effectiveness of the merger Merger Sub will be merged with and into Valera (the “Merger”), the separate corporate existence of Merger Sub will cease and Valera will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Indevus. Upon the effectiveness of the Merger, the directors of Merger Sub immediately prior to the Effective Time shall become the directors of Valera until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

Pursuant to the Merger Agreement, upon the closing of the Merger, each share of common stock of Valera outstanding immediately prior to the closing of the Merger (other than shares held by Valera or Indevus or any stockholders who properly exercise dissenters’ rights under Delaware law), will automatically be converted into the right to receive a number of shares of Indevus common stock equal to $7.75 divided by the volume weighted average of the closing prices of Indevus common stock during the 25 trading days ending on the fifth trading day prior to the date of the Valera stockholders’ meeting to consider the Merger (the “Indevus Common Stock Value”). The exchange ratio is subject to a collar such that if the Indevus Common Stock Value falls outside of the collar the exchange ratio will become fixed. If the Indevus Common Stock Value is greater than $8.05, then the exchange ratio will be .9626, and if it is less than $6.59, then the exchange ratio will be 1.1766.

In addition, subject to the terms and conditions set forth in contingent stock rights agreements to be entered into between Indevus and a Rights Agent, upon the closing of the Merger each outstanding share of Valera common stock will be converted into the right to receive one contingent stock right (“CSR”) for each of three Valera products in development -

CUSIP No. 91914F 10 0	13D	Page 9of 13 Pages

Supprelin-LA, ureteral stent and VP003 (Octreotide implant) - convertible for $1.00, $1.00 and $1.50, respectively, worth of Indevus common stock upon Indevus receiving an approval letter from the U.S. Food and Drug Administration (“FDA”) with respect to such product and satisfaction of certain other conditions. The respective CSRs will expire if FDA approval is not achieved within three years of closing in the case of Supprelin-LA and within five years of closing in the case of the ureteral stent and VP003 (Octreotide implant).

Completion of the Merger is subject to various customary conditions, including, among others, (i) requisite approvals of Indevus and Valera stockholders, (ii) effectiveness of the registration statement for the Indevus securities to be issued in the Merger, (iii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) absence of any governmental action challenging or seeking to prohibit the Merger.

Voting Agreements

In connection with the Merger Agreement, Indevus and Merger Sub have entered into a voting agreement (a “Voting Agreement”) with certain affiliated funds of Sanders Morris Harris, Inc. Indevus and Merger Sub also entered into a Voting Agreement with Psilos. The Voting Agreements cover collectively 6,169,202 shares, or approximately 41.31%, of Valera’s outstanding shares as of December 11, 2006.

Pursuant to the Voting Agreements, each Stockholder has agreed to vote its Common Stock in favor of the Merger and against any transaction or other action that would interfere with the Merger. The Stockholder’s agreement to vote its Common Stock as described above is subject to limitations if the Valera board of directors changes its recommendation with respect to the Merger. Under such circumstances, the Stockholder is required to vote in favor of the Merger (or against another transaction) only a number of shares of Common Stock equal to half of the outstanding shares of Common Stock that it owns, with the remaining half of its Common Stock required to be voted in the same proportion as all other Common Stock not beneficially owned by any of the Stockholders. The Voting Agreement also prohibits the Stockholder from taking various actions that could be expected to facilitate a competing takeover proposal or otherwise be inconsistent with or violative of the provisions of the Voting Agreement. In addition, the Stockholders granted Indevus an irrevocable proxy to vote their Common Stock as indicated above.

The Stockholders also agreed to not transfer any Common Stock owned or grant any proxies or powers of attorney with respect to any Common Stock in contravention of the obligations under the Voting Agreements, or subject any Common Stock owned to any pledges, liens or other encumbrances or arrangements. Each Voting Agreement terminates on the earliest to occur of (i) mutual consent of Indevus, Merger Sub and the applicable Stockholder, (ii) termination of the Merger Agreement in accordance with its terms and (iii) the closing of the Merger.

Except as set forth in this Item 4, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the individuals referred to in Schedule I to this Schedule 13D,

CUSIP No. 91914F 10 0	13D	Page 10of 13 Pages

has any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

The foregoing summary of the Voting Agreement among Indevus, Merger Sub and Psilos does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference. The Voting Agreement among Indevus, Merger Sub and certain affiliated funds of Sanders Morris Harris, Inc. is attached hereto as Exhibit 2.

Item 5.  Interest in Securities of the Issuer

The Reported Persons hold of record and beneficially 728,037 shares of the Common Stock of the Issuer, representing approximately 4.9% of such class of securities. By virtue of their positions, Mr. Krauss, Mr. Waxman and Mr. Krupa share the power to vote and dispose of the shares of common stock held by Psilos. The Reporting Persons have shared power to vote and dispose of the shares of Common Stock.

To the extent that a group is deemed to have been formed among the Reporting Persons and the SMH Stockholders that are parties to the Voting Agreements, then the group collectively holds a beneficial interest in 6,169,202 shares of the Common Stock of the Issuer. Information about the shares of Common Stock of the Issuer held of record and/or beneficially by the SMH Stockholders, and Information concerning the number of Shares as to which SMH Stockholder hold the sole power to direct the vote, shared power to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose of direct the disposition is contained in Item 5 of the SMH Schedule 13D, which is attached as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Each Reporting Person herein expressly disclaims beneficial ownership of any shares other than the 728,037 shares held of record by Psilos.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreements described in Item 4 of this Schedule 13D, to the best knowledge of Indevus, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 91914F 10 0	13D	Page 11of 13 Pages

Item 7.       Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Jeffrey Krauss, Stephen Krupa, Albert Waxman and Psilos Group Partners II-S, L.P. dated December 19, 2006 (filed herewith)

Exhibit 2
Voting Agreement dated as of December 11, 2006, among Indevus Pharmaceuticals, Inc., Hayden Merger Sub, Inc. and the SMH Stockholders (incorporated by reference to Exhibit 10.1 to Indevus’ Current Report on Form 8-K, filed on December 12, 2006).

Exhibit 3
Voting Agreement, dated as of December 11, 2006, by and among Indevus Pharmaceuticals, Inc., Hayden Merger Sub, Inc. and Psilos Group Partners II-S, L.P. (incorporated by reference to Exhibit 10.2 to Indevus’ Current Report on Form 8-K, filed on December 12, 2006).

Exhibit 4	Schedule 13D filed on behalf of SMH Stockholders filed on December 21, 2006 (incorporated by reference)

CUSIP No. 91914F 10 0	13D	Page 12of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  December 19, 2006

PSILOS GROUP PARTNERS II-S, L.P.

By: /s/ Jeffrey Krauss
Jeffrey Krauss
Managing Member

JEFFREY KRAUSS

By: /s/ Jeffrey Krauss
Jeffrey Krauss

STEPHEN KRUPA

By: /s/ Stephen Krupa
Stephen Krupa

ALBERT WAXMAN

By: /s/ Albert Waxman
Albert Waxman

CUSIP No. 91914F 10 0	13D	Page 13of 13 Pages

Exhibit 1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of December 19, 2006, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Valera Pharmaceuticals, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

PSILOS GROUP PARTNERS II-S, L.P.

By: /s/ Jeffrey Krauss
Jeffrey Krauss
Managing Member

JEFFREY KRAUSS

By: /s/ Jeffrey Krauss
Jeffrey Krauss

STEPHEN KRUPA

By: /s/ Stephen Krupa
Stephen Krupa

ALBERT WAXMAN

By: /s/ Albert Waxman
Albert Waxman